OMV Investor News

08002424

April 25, 2008

082-03209

SUPPL

OMV acquires exploration license in offshore Tunisia

- 80% OMV interest in the Sidi Mansour block in the Gulf of Gabes
- OMV with a total of five production and two exploration licenses in Tunisia
- Strengthened position in E&P core region North Africa

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its E&P position in its North Africa core region by acquiring an 80% interest as operator in the Sidi Mansour exploration license in offshore Tunisia from Thani Tunisia Sidi Mansour B.V. The block covers an area of 6,592 km² and is located approximately 30 km north of the producing oilfield Ashtart in which OMV holds an interest. The assignment is subject to approval by ETAP, the Tunisian national oil company, and the Tunisian authorities. The expansion of OMV's activities in the core region North Africa is in line with the growth strategy in the E&P business.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated: "By acquiring high-quality exploration areas we will strengthen our position as operator in Tunisia where we want to grow onshore as well as offshore."

The license encompasses an area of 6,592 km² with water depths ranging from 0 to 60 meters. It is located in the Gulf of Gabes, approximately 30 km north of the oilfield Ashtart and is in the immediate vicinity of the producing oilfield Cercina, in both of which OMV holds interests. OMV, together with ETAP, also holds a 50% interest in the exploration permit Jenein Sud in Southern Tunisia containing the two discoveries Warda and Nawara.

Work on the awarded block will commence in 2008 with the acquisition of 500 km of 2D seismic.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 21 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 321,000 boe/d, and the Company's reserves at the end of 2007 were approximately 1.22 bn boe.

Move & More. OMV



ALGIERS
TUNIS
SICILY
GREMDA/ EL AIN
RHEMOURA
GUEBIBA/ EL HAJEB
SIDI MANSOUR
CERCINA
ASHTART
Mediterranean Sea
ALGERIA
TUNISIA
TRIPOLI
TUNISIA
New Asset
Existing Asset
200 Kilometers
JENEIN SUD
LIBYA

Background information:

OMV share in the awarded block Sidi Mansour: Gulf of Gabes, offshore Tunisia

OMV (TUNESIEN) Sidi Mansour GmbH, operator	80%
Thani Tunisia Sidi Mansour B.V. (a subsidiary of the Dubai based Thani Emirates Petroleum Corporation)	20%

OMV in Tunisia

OMV first became active in Tunisia in the early 1970s. OMV's acquisition of the E&P assets of Preussag in 2003 gave OMV access to seven producing oil fields in the southeast of the country. The most prolific of these is the field Ashtart. OMV in Tunisia has currently interests in two exploration and five production licenses. Its current production in Tunisia amounts to approximately 9,000 boe/d. In addition, OMV operates the Jenein Sud exploration block which is situated in the Tunisian extension of the Ghadames basin.

OMV Aktiengesellschaft

With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 14 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.55% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Homepage: www.omv.com

Next result announcement: January – March and Q1 2008 on May 7, 2008

Move & More. OMV

END